SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§140.13d-2(a)

(Amendment No. 4)*

INNODATA INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

457642205
(CUSIP Number)

Jack S. Abuhoff

c/o Innodata Inc.

55 Challenger Road

Ridgefield Park, New Jersey 07660

(201) 371-8000

Copy To:

David C. Schwartz

Morgan, Lewis & Bockius LLP

502 Carnegie Center

Princeton, NJ 08540-6289

(609) 919-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457642205	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jack S. Abuhoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
2,995,024 (1)
	8	SHARED VOTING POWER:
0
	9	SOLE DISPOSITIVE POWER:
2,995,024 (1)
	10	SHARED DISPOSITIVE POWER:
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,995,024 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.25% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Includes 1,806,666 shares that may be issued on exercise of stock options. 1,673,332 of the stock options are vested and exercisable, and 133,334 of the stock options vest and become exercisable within 60 days of the date of filing of this Amendment No. 4.

(2) Based on 27,404,901 shares outstanding as of February 20, 2023.

CUSIP No. 457642205	Page 3 of 5

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) supplements and amends (i) the Statement on Schedule 13D filed with the Securities and Exchange Commission on February 12, 2016 by Jack S. Abuhoff, (ii) Amendment No. 1 to Schedule 13D filed on February 21, 2017; (iii) Amendment No. 2 to Schedule 13D filed on December 17, 2019; and (iv) Amendment No. 3 to Schedule 13D filed on June 2, 2021. The Reporting Person is filing this Amendment No. 4 to disclose the increase in his beneficial ownership of shares of common stock, par value $0.01 per share (the “Common Stock”), of Innodata Inc., a Delaware corporation (the “Issuer”).

Unless otherwise indicated, capitalized terms used but not otherwise defined herein shall have the meaning assigned to such terms in the Statement on Schedule 13D filed on February 12, 2016, as amended.

Responses to each item of this Amendment No. 4 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1. Security and Issuer

Item 2. Identity and Background

Item 3. Source and Amount of Funds or Other Considerations

Item 3 is hereby amended and supplemented as follows:

The 2,995,024 shares beneficially owned by the Reporting Person as of April 6, 2023 included 1,806,666 shares issuable upon the exercise of stock options, 1,673,332 of which were vested and exercisable and 133,334 of which will vest and become exercisable within 60 days of the date of filing of this Amendment No. 4. The shares beneficially owned by the Reporting Person as of April 6, 2023 also included 144,852 shares purchased by the Reporting Person in the open market with personal funds and 1,043,506 shares acquired by the Reporting Person as a result of a stock option exercises using personal funds or by stock settlement. The Reporting Person received all of the foregoing stock options in connection with his employment by the Issuer. The Reporting Person intends to either use personal funds to purchase any shares acquired upon exercise of the stock options or to stock settle the stock options whereby the Issuer would withhold shares of Common Stock resulting from the exercise with a value equal to the exercise price of the stock option and the minimum tax withholding requirements of the Issuer.

Item 4. Purpose of Transaction

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

(a)  As of April 6, 2023, the Reporting Person beneficially owned 2,995,024 shares, or 10.25% of the Issuer’s Common Stock. These shares included 1,188,358 shares of Common Stock and 1,806,666 shares issuable upon exercise of stock options, 1,673,332 of which were vested and exercisable and 133,334 of which may be issued upon the exercise of stock options that will vest and become exercisable within 60 days of the date of filing of this Amendment No. 4.

(b)  As of April 6, 2023, the Reporting Person has sole voting and dispositive power over 2,995,024 shares of the Issuer’s Common Stock. These shares include 1,188,358 shares of Common Stock and 1,806,666 shares issuable upon exercise of stock options, 1,673,332 of which were vested and exercisable and 133,334 of which may be issued upon the exercise of stock options that will vest and become exercisable within 60 days of the date of filing of this Amendment No. 4.

As of April 6, 2023, the Reporting Person did not share voting or dispositive power over any shares of the Issuer’s Common Stock.

(c) Not applicable.

(d) Not applicable.

CUSIP No. 457642205	Page 4 of 5

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7. Material to Be Filed as Exhibits

CUSIP No. 457642205	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2023	/s/ Jack S. Abuhoff
Jack S. Abuhoff